EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Current Report on Form 8-K under the Securities Exchange Act of 1934 of AMC Entertainment Inc. ("AMC") dated April 5, 2002 of our report dated January 24, 2002 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to an emphasis of a matter and the going concern uncertainty related to the GC Companies, Inc. and subsidiaries' reorganization proceedings under Chapter 11 of the Federal Bankruptcy Code and a change in fiscal year 2000 in the method of accounting for costs of start-up activities) on the financial statements of GC Companies, Inc. and subsidiaries, Debtor-in-Possession, and contained in Registration Statement No. 333-85062 of AMC under the Securities Act of 1933 insofar as such report relates to the financial statements of GC Companies, Inc. and subsidiaries for the year ended October 31, 2001.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
April 10, 2002